                             [Southwall letterhead]

                                                              October 31, 2000

Mr. Mark Austin
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

                  RE:  SOUTHWALL TECHNOLOGIES INC.

Dear Mr. Austin:

         On behalf of Southwall Technologies Inc. (the "Company"), this letter is to request the withdrawal of the registration statement filed by the Company on Form S-1 (File No. 333-39538) under the Securities Act of 1933, as amended, on June 16, 2000 (the "Registration Statement"). The Company seeks an order permitting withdrawal of the Registration Statement in connection with the Company's decision to terminate its proposed public offering of Common Stock due to the Company's recent restatement of financial statements for prior periods and current market conditions. No sales of securities have previously been made or will be made under the Registration Statement.

         If you have any questions or comments, please telephone James W. Hackett, Esq. at (617) 248-2133. Thank you for your attention to this matter.



                                       Sincerely,

                                       Thomas G. Hood